Hollysys Automation Technologies to Buy Out the Minority Interests in
Beijing Hollysys and Enter Strategic Cooperation Agreement with Rilin Group

Beijing, China – December 29, 2009 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that it has reached an agreement to buy out the minority interests in Beijing Hollysys Co., Ltd. from Rilin Group (Rilin), a Chinese private conglomerate. The transaction is valued at the approximate range of USD 59 million - 61 million, with share consideration of 4,413,948 and cash consideration of RMB 67,634,366.

Hollysys Automation Technologies primarily operates through two of its operating subsidiaries in China: Beijing Hollysys Co., Ltd. (Beijing Hollysys) that primarily engages in the businesses of high-speed railway, subway, and nuclear automation; and Hangzhou Hollysys Co., Ltd. (Hangzhou Hollysys) which focuses in the industrial automation business.  The acquisition of the minority interests of 24.11% will make Beijing Hollysys a wholly-owned subsidiary of the Company.

Beijing Hollysys and Rilin also entered into a strategic cooperation agreement to supply Hollysys’ automation and control technologies and products to the pertaining businesses of Rilin Group, especially in the wind power, seaport construction and operation and shipbuilding fields.

Dr. Changli Wang, CEO of Hollysys, commented, “We are very pleased to announce the minority interests buyout in Beijing Hollysys.  With Hollysys’ leading position in the national high-growth infrastructure sectors of high-speed rail, nuclear, and subway automation, Beijing Hollysys is expected to lead the revenue and earnings growth of the Company with substantial growth in the years to come. The minority interests buyout initiative will enable the Company to fully enjoy the earnings power of its high-growth businesses, and to reduce its management costs through more streamlined decision making processes.”

“We are also very excited to form a strategic partnership with Rilin group to supply our industry-leading automation and control solutions and products to all applicable business lines of Rilin Group, which provides Hollysys with valuable opportunities to enter and establish track records in some of the exciting business segments such as wind power and shipbuilding industries. Leveraging on its core proprietary automation and control technologies, Hollysys has already proved its highly scalable business model by entering and taking leadership in some of the most attractive end markets in China today. Hollysys will continue to enter into new high-growth business segments to further expand our market share in China’s automation and control field, through both organic expansion and acquisition, to create long term value for our shareholders.”

Mr. Peter Li, CFO of Hollysys, also commented, “Buying out minority interests in Beijing Hollysys is a highly accretive transaction to the NASDAQ-listing entity, considering the minority interests related earnings dilution of USD 5.2 million in fiscal 2009 ended June 30, 2009. The transaction is expected to be completed in the March quarter of 2010.”

About Hollysys Automation Technologies, Ltd.
Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway, subway & nuclear industries. Its proprietary technologies are applied in product lines including Distributed Control System (DCS) and Programmable Logic Controller (PLC), high-speed railway Train Control Center (TCC) and Automatic Train Protection (ATP), subway supervisory and control platform (SCADA), and nuclear conventional island automation and control products. Hollysys is the largest SCADA systems supplier to China’s subway automation market, and is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200-250kph high-speed rail segment, and is one of the only two automation control systems and products providers approved in the 300-350kph high-speed rail segment.

Hollysys Automation Technologies, Ltd.	Page 2
December 29, 2009

About China Rilin Group
Rilin Group is a large China-based conglomerate with its business operations covering investment management, construction, decoration, port management, waterway engineering, shipbuilding industry, modern logistics, cereal processing, paper industry, real-estate, building materials, and cultural industry. Rilin has 16 wholly owned and controlled subsidiaries located in countries and regions including South Korea, Japan, North Korea, Hong Kong, Beijing, and Shanghai.  Rilin engages in the shipbuilding and repair businesses through one of its subsidiaries, Dandong Shipbuilding Heavy Industry Co., Ltd. Rilin also owns the Dandong Port Corp., a large modern port in the north-east region of China that currently operates 20 productive berths, and plans to further invest 6.4 billion RMB in the next five years for capacity expansion. Rilin also plans to invest in the wind power market.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the impact of the transaction on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

###

Contact information:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Serena Wu
Investor Relations
1-646-593-8125
serena.wu@hollysys.com